Exhibit (a)(5)(C)

Centrus Announces Preliminary Results of Its Cash Tender Offer to Purchase Its Series B Senior Preferred Stock

BETHESDA, Md., November 18, 2020 /PRNewswire/ -- Centrus Energy Corp. (NYSE American: LEU) (“Centrus” or the “Company”) today announced the preliminary results of its tender offer to purchase up to $60 million of its Series B Senior Preferred Stock, par value $1.00 per share (the “Series B Preferred Shares”), at a purchase price of $954.59 per share, less any applicable withholding taxes. This represents a 25% discount from the liquidation price per share. The offer expired at 5:00 p.m., Eastern time on Tuesday, November 17, 2020.

The tender offer was oversubscribed. Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 92,735 shares of the Series B Preferred Shares were properly tendered and not properly withdrawn, none of which were tendered through notice of guaranteed delivery. Pursuant to the terms of the tender offer, the Company expects to accept for purchase tendered Series B Preferred Shares at a purchase price of $954.59 per share on a pro rata basis, for an aggregate purchase price of approximately $60 million. The shares expected to be acquired represent approximately 60% of the Company's outstanding Series B Preferred Shares as of September 30, 2020. The depositary has informed Centrus that the preliminary proration factor for the tender offer is expected to be approximately 67%.

The number of shares properly tendered and not properly withdrawn and the proration factor referred to above are preliminary and are subject to verification by the depositary and the proper delivery of all shares tendered. The actual number of shares properly tendered and not properly withdrawn will be announced promptly following the guaranteed delivery period and completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares properly tendered and accepted under the tender offer and will return any other shares tendered. Payment for shares will be made in cash, subject to applicable withholding and without interest. It is currently expected that payment for all shares purchased will be made on or around November 20, 2020.

D.F. King & Co., Inc. is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as the depositary for the tender offer.

Additional Information Regarding the Tender Offer

This communication is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell Centrus Series B Preferred Shares or any other securities. The offer was made solely by the tender offer statement on Schedule TO, including the offer to purchase, letter of transmittal and related materials, filed with the United States Securities and Exchange Commission (the “SEC”) in connection with the tender offer as well as any amendments or supplements to the Schedule TO when they become available. Investors may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Centrus has filed or will file with the SEC at the SEC’s website at www.sec.gov or from Centrus’s website at www.centrusenergy.com or from the information agent for the tender offer, by telephone at (866) 864-7964 (toll-free) or (212) 269-5550 (banks and brokers), or via e-mail at centrus@dfking.com.

About Centrus

Centrus is a trusted supplier of nuclear fuel and services for the nuclear power industry. Centrus provides value to its utility customers through the reliability and diversity of its supply sources – helping them meet the growing need for clean, affordable, carbon-free electricity. Since 1998, the Company has provided its utility customers with more than 1,750 reactor years of fuel, which is equivalent to 7 billion tons of coal.

With world-class technical capabilities, Centrus offers turnkey engineering and advanced manufacturing solutions to its customers. The Company is also advancing the next generation of centrifuge technologies so that America can restore its domestic uranium enrichment capability in the future. Find out more at www.centrusenergy.com.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. In this context, forward-looking statements mean statements related to future events, and often contain words such as "expects", "anticipates", "intends", "plans", "believes", "will", "should", "could", "would" or "may" and other words of similar meaning. These statements include statements regarding the terms and timing of completion of the tender offer, including acceptance of the purchase of the Series B Preferred Shares, the approximate preliminary proration factor, and the expected payment date. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Particular risks and uncertainties that could cause results to differ from those expressed in this press release include conditions in financial markets, response by Series B Preferred holders to the tender offer and other factors described in the Company’s filings with the Securities and Exchange Commission. These factors may not constitute all factors that could cause actual results to differ from those discussed in any forward-looking statement. Accordingly, forward-looking statements should be not be relied upon as a predictor of actual results. Readers are urged to carefully review and consider the various disclosures made in this press release and in our other filings with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business. We do not undertake to update our forward-looking statements to reflect events or circumstances that may arise after the date of this release, except as required by law.

Centrus Investor Contacts:

Investors: Dan Leistikow (301) 564-3399 or LeistikowD@centrusenergy.com
Media: Lindsey Geisler (301) 564-3392 or GeislerLR@centrusenergy.com